[Patton Boggs LLP Letterhead]
March 17, 2006

Via facsimile: (202) 772-9368	Jon S. Ploetz
Mr. Craig Slivka	303-894-6111
Staff Attorney	jploetz@pattonboggs.com
Securities And Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifeline Therapeutics, Inc.
Registration Statement on Form SB-2
File No. 333-126288
Amended February 3, 2006
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Dear Mr. Slivka,
     As we discussed, Lifeline Therapeutics, Inc. (the “Company”) is currently reviewing the comments on the Company’s periodic reports in the March 6, 2006 letter from Assistant Director Long (the “Comments”). The Company has requested that we inform you that they are working on responses to the Comments with their accountants, however are not able at this point to confirm when they will be able to respond to the Comments. The Company expects to have a timeframe for a response to the Comments next week and we will update you accordingly next week.

Regards,
/s/ Jon S. Ploetz
Jon S. Ploetz

cc:	Mr. Gerald Houston
Lifeline Therapeutics, Inc.